U.S. Securities and Exchange Commission
                             Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                          VERIZON COMMUNICATIONS, INC.
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2.  Name of the person relying on exemption:

   ASSOCIATION OF BELLTEL RETIREES, JOHN M. BRENNAN, JACK K. COHEN, EILEEN T.
    LAWRENCE, ROBERT G. GAGLIONE, PAMELA M. HARRISON, JOHN W. HYLAND, DONALD
        R. KAUFMANN, JOHN KOLIMAGA, DAVID J. SIMMONDS AND THOMAS M. STEED
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3.  Address of the person relying on exemption:

             P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_______________________________________________________________________________
Phone: (631) 367-3067                         Web Site: www.belltelretirees.org
Fax: (631) 367-1190                     E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222


                   April 2017

President and      DEAR FELLOW VERIZON SHAREHOLDER:
Executive Director
John M. Brennan    WE URGE YOU TO VOTE FOR ITEM 9 AND FOR ITEM 11 on Verizon's
(201) 666-8174     proxy card for the upcoming Annual Meeting scheduled to be held May 4th in Irving, Texas.
Senior Staff
Manager            ITEM 9:VOTE FOR THE "EXECUTIVE COMPENSATION CLAWBACK POLICY"
Susan M. Donegan
(631) 367-3067     Several years ago, Verizon's Board adopted a policy that
                   authorized the company to "cancel certain incentive payments
BOARD OF           by an executive who has engaged in financial misconduct"
DIRECTORS          (2016 Proxy, page 46).  After our chairman Jack Cohen
                   submitted this shareholder proposal to strengthen the


Officers           clawback policy, Verizon posted a new policy that still
Jack K. Cohen      limits recoveries to executives who engage in "willful
Board:             misconduct" that causes significant financial or
(914) 245-3129     reputational harm to the company.

Eileen T. Lawrence However, as the New York Times reported in a recent Sunday
Executive Vice     Business article, Verizon's clawback policy remains far
President          too narrow.  The term "willful misconduct" is ill-defined
(718) 229-6078     and may operate to limit recoveries to egregious cases only.
                   "Verizon's policy should also cover wrongdoing that arose
Robert G. Gaglione because of negligence or a supervisory failure," the
Treasurer          article stated.  (Want Change?  Shareholders Have a Tool
(516) 676-0937     for That, by Gretchen Morgenson, March 24, 2017).

Pamela M. Harrison Recent high-profile regulatory fines paid by Verizon
Secretary & V.P.   underscore the need for a stronger policy.  In 2015 Verizon
Union Relations    agreed to pay $90 million to settle a Federal
(845) 225-6497     Communications Commission investigation alleging that
                   Verizon placed unauthorized third-party charges on its
Directors          customers' mobile phone bills - an unlawful practice called
John W. Hyland     "cramming."
(845) 278-9115

Donald R. Kaufmann Did Verizon's Board scrutinize the actions of executives
(610) 687-1363     responsible for control failures to see if any incentive
                   compensation should be recouped?  If not, why not?
John Kolimaga      Association attorney Con Hitchcock is quoted in the same
(215) 694-7708     Times article, stating:  "If executives' behavior costs the
                   Company money or damages its reputation, shouldn't there be
David J. Simmonds  consequences?"
(732) 636-4847
                   Like Wells Fargo, Verizon is a consumer-facing company.
Thomas M. Steed    After Wells Fargo was fined $185 million for illegal sales
(845) 457-9848     practices that went on for years, the bank's board rescinded
                   $60 million in stock grants awarded to two top executives
Board Member       pursuant to a clawback policy of the sort we advocate here.
Emeritus           Although the fines and cost of customer restitution were not
Louis Miano        "material" to a bank with $23 billion in earnings, the
                   reputational harm and impact on future earnings are
Board Member       incalculable.
Emeritus
Robert A. Rehm     Senior executives should be on notice that their own
                   Supposedly "performance-based" compensation is at risk.
Board Member       Accountability influences behavior.  And a stronger
Emeritus           clawback policy will deter Verizon executives from taking
C. William Jones   undue risks to boost short-term profitability.

ITEM 11: VOTE FOR A "LIMIT ON MATCHING CONTRIBUTIONS" TO SENIOR EXECUTIVE SAVING PLANS

This shareholder proposal urges Verizon's Board to adopt a policy that prospectively limits the matching contributions made on behalf of senior-executive officers to the Company's tax-qualified and nonqualified defined contribution savings plans (the Verizon Management Savings Plan and the Verizon Executive Deferral plan, respectively), such that the 6% Company matching contribution is limited to 100% of eligible base salary and does not apply to short-term or long-term incentive compensation.

Verizon continues to offer senior executive officers far more generous retirement saving benefits than rank-and-file managers and other employees receive under the tax-qualified saving plans.

For example, in 2016 CEO Lowell McAdam received a $21,200 Company contribution to his Management Savings Plan account - a match equal to 6% of his tax-eligible base salary. In addition, McAdam received $424,000 in Company matching contributions to his Executive Deferral Plan account, plus $100,855 in "above-market earnings" on his nonqualified plan assets. (See 2017 Proxy, Compensation Tables, page 49-50,notes 3 and 4).

This $545,000 in total Company matching contributions and "above-market earnings" received by McAdam FOR JUST ONE YEAR dwarfed the maximum Company contribution available to managers or other employees participating only in the Savings Plan. Because the IRS limits total annual contributions to tax-qualified plans, the maximum Company contribution to the Savings Plan was $21,200 in 2016 (the amount received by McAdam and most other senior executive officers). (2017 Proxy, table, page 50).

For McAdam, this is all on top of nearly $2.8 million in accumulated qualified and nonqualified traditional (defined benefit) pension benefits. (2017 Proxy, page 55).

Giving senior executives retirement saving contributions as much as 20 TIMES LARGER than the maximum contribution available to rank-and-file employees who contribute the maximum to the Savings Plan is particularly unfair at a company that first froze its traditional pension plans and then transferred 41,000 retirees to an insurance company, stripping them of their federal pension insurance in the process.

We believe such gross disparities between retirement benefits offered senior executives and other employees create potential morale problems and reputational risk. And because these more generous benefits for senior executives are not performance-based, it does nothing to align management incentives with long-term shareholder value.

PLEASE VOTE YOUR PROXY FOR ITEM 9 AND FOR ITEM 11.

Sincerely yours,

/s/ John M. Brennan

John M. Brennan
President & Executive Director


THE COST OF THIS LETTER IS BEING BORNE ENTIRELY THE ASSOCIATION OF BELLTEL RETIREES INC. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO THE ASSOCIATION.